NQL DRILLING TOOLS inc.
1507-4 Street, Nisku, Alberta, Canada T9E 7M9
Tel: (780) 955-8828 Fax: (780) 955-3309
E-mail: investor.info@nql.com
website: http://www.nql.com

04036633

Our File: 300.171

August 30, 2004

SEC MAIL PROCESSING
RECEIVED
AUG 31 2004
WASH. D.C. 185 SECTION

SUPPL

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames;

Re: NQL Drilling Tools Inc. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-2052

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's submission of July 8, 2004:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	**WHEN IT IS REQUIRED TO BE MADE PUBLIC**	**BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS**
1. Information which the Issuer has made or is required to make public since July 8, 2004 pursuant to the laws of Canada:		
a. Material Change Report i. August 27, 2004 ii. August 3, 2004	within 10 days of material change	Issuer
b. News releases i. August 27, 2004 ii. August 20, 2004 iii. August 16, 2004 iv. August 3, 2004 v. July 23, 2004	immediately	Issuer
c. Management's Discussion and Analysis for the second quarter ended June 30, 2004 i. August 16, 2004	within 45 days from end of quarter	Issuer
d. Interim Financial Statements (includes Management's Discussion and Analysis) for the second quarter ended June 30, 2004 i. August 16, 2004	within 45 days of end of quarter	Issuer
e. Form 52-109FT2 – Certification of Interim Filings - CFO i. August 16, 2004	upon filing of interim financials	Issuer

PROCESSED
SEP 01 2004
THOMSON FINANCIAL

dlw 9/1

NQL is listed on the Toronto Stock Exchange (NQLA)

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)		WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
f.	Form 52-109FT2 – Certification of Interim Filings - CEO i. August 16, 2004	upon filing of interim financials	Issuer
g.	Confirmation of mailing i. August 16, 2004	upon mailing of financials	Issuer

2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:

   a. the same information as referred to in items: 1. a. to g. inclusive as set out above

3. Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer) which materials are in addition to those listed in item 3.a. above:

   a. the same information as referred to in items: 1. d. above

We trust you will find the foregoing satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

Susan J. Foote
Assistant Corporate Secretary
Enclosures
Delivered via FedEx

FORM NI 51-102F3 National Instrument 51-102

MATERIAL CHANGE REPORT

ITEM I. **Reporting Issuer:**

NQL Drilling Tools Inc. ("**NQL**")
1507 - 4th Street
Nisku, Alberta
T9E 7M9

ITEM II. **Date of Material Change:**

August 20, 2004

ITEM III. **Press Release**

A. The Issuer distributed a press release via Canada NewsWire on August 20, 2004.

B. The Issuer distributed a press release via Canada NewsWire on August 27, 2004.

ITEM IV. **Summary of Material Change:**

A. (i) NQL entered into an agreement to sell its Bits business to Grant Prideco, Inc. for US$17 million;

(ii) NQL appointed Kevin Nugent as the company's new President and Chief Executive Officer; and

(iii) The Board of Directors of NQL has been reconfigured, including the appointment of William Myers to the Board

B. On August 27, 2004, NQL closed the previously reported transaction to sell its bits division to Grant Prideco, Inc.

ITEM V. **Full Description of Material Change:**

A. (i) On August 20, 2004, NQL entered into an agreement to sell its Bits business, comprised of Diamond Products International Inc., to Grant Prideco, Inc. for a purchase price of US$17 million, subject to typical adjustments. NQL agreed to place US$3 million of the proceeds in escrow for a maximum of one year related to general indemnification provisions as well as the collection of certain foreign inventories and accounts receivables.

(ii) Kevin Nugent, the Company's Chief Financial Officer, has been appointed President and Chief Executive Officer and a director of the company.

Dean Livingstone, formerly President and Chief Executive Officer and a Director, has left the company to pursue other interests following his recovery from a recent illness.

(iii) R.T. (Tim) Swinton (Chairman), Bruce Libin, Glen Roane and Derek Martin have resigned from the Board, effective August 20, 2004.

William Myers and Kevin Nugent have been appointed to the Board of Directors. Mr. Myers has over 40 years of experience in the drilling and oilfield service industry, most recently as the Group Vice President of Pool Company, an international drilling and well service organization.

The Board of Directors is now composed of the following members:

Tom Bates
John Clarkson
Dean Prodan
William Myers
Kevin Nugent

B. On August 27, 2004, NQL closed the previously reported transaction to sell its bits division to Grant Prideco, Inc. for US$17 million. NQL has agreed to place US$3 million of the proceeds in escrow to be released over a one year period based on the collection of certain foreign inventories and accounts receivables and general indemnification provisions. The purchase price is subject to post closing adjustments typical for this type of transaction. Net proceeds from the transaction will be used to retire bank indebtedness.

ITEM VI. Confidentiality:

This filing is not being made on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102

ITEM VII. Omitted Information:

None.

ITEM VIII. Executive Officer:

To obtain further information, contact Kevin Nugent, President and Chief Executive Officer at:

Telephone: (780) 955-8828.

DATED at Nisku, Alberta, this 27th day of August, 2004.

NQL DRILLING TOOLS INC.

By: *"Kevin Nugent"*
Name: Kevin Nugent

FORM 27 *Securities Act* (Alberta) Under Section 146(1) of the Securities Act

MATERIAL CHANGE REPORT

ITEM I. **Reporting Issuer:**

NQL Drilling Tools Inc. ("**NQL**")
1507 - 4th Street
Nisku, Alberta
T9E 7M9

ITEM II. **Date of Material Change:**

July 23, 2004 and July 30, 2004

ITEM III. **Press Release**
The Issuer distributed press releases on July 23, 2004 and August 3, 2004

ITEM IV. **Summary of Material Change:**

On July 23, 2004, NQL Drilling Tools Inc. entered into an agreement to sell its fishing division to Smith International.

On July 30, 2004, NQL Drilling Tools Inc. closed the previously reported transaction to sell its fishing division to Smith International.

ITEM V. **Full Description of Material Change:**

On July 23, 2004, NQL Drilling Tools Inc. entered into an agreement to sell its fishing division to Smith International for a purchase price of US$17,500,000 plus the fair market value of its Grande Prairie fishing division facility, subject to typical adjustments. The sale is expected to be completed on or about July 31, 2004 and is subject to the satisfaction of various conditions typical for this type of transaction.

On July 30, 2004, NQL Drilling Tools Inc. closed the previously reported transaction to sell its fishing division to Smith International for the Canadian dollar equivalent of $24.1 million including $1.0 million for certain real estate. The purchase price is subject to post closing adjustments typical for this type of transaction. Net proceeds from the transaction will be used to retire bank debt.

ITEM VI. **Confidentiality:**

This filing is not being made on a confidential basis.

ITEM VII. **Omitted Information:**

None.

ITEM VIII. **Senior Officer:**

To obtain further information, contact Kevin Nugent, Senior Vice President, Finance, Chief Financial Officer and Corporate Secretary at:

Telephone: (780) 955-8828.

ITEM IX. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

DATED at Nisku, Alberta, this 3rd day of August, 2004.

NQL DRILLING TOOLS INC.

By: *"Kevin Nugent"*
Name: Kevin Nugent

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. Announces Closing of Sale of Bit Business

NISKU, AB, Aug. 27 /CNW/ - NQL Drilling Tools Inc. (TSX - NQL.A) announces it has closed the previously reported transaction to sell its bits division to Grant Prideco, Inc. for US$17 million. NQL has agreed to place US$3 million of the proceeds in escrow to be released over a one year period based on the collection of certain foreign inventories and accounts receivables and general indemnification provisions. The purchase price is subject to post closing adjustments typical for this type of transaction. Net proceeds from the transaction will be used to retire bank indebtedness.

The closing of this transaction marks the end of the overall restructuring of the company that began in July 2003. With the conclusion of the strategic process, the Board and management intend to turn their full focus and attention to optimizing our Tools Division including downhole motors, EM guidance systems and related products. In addition, the company expects to soon be able to provide financial guidance and commentary on the strategic direction of NQL to shareholders and the investment community. To that end, management will be hosting a conference call on September 16, 2004 during which shareholders and the investment community will have an opportunity to ask questions of management. Details related to participation in this call will be released at a future date.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.
%SEDAR: 00003534E

/For further information: please contact: Kevin L. Nugent, President and Chief Executive Officer, (780) 955-8828 or kevin.nugent(at)nql.com.;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 17:07e 27-AUG-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. Announces Sale Of Bits Business And Management And Board Changes

(TSX - NQL.A)

NISKU, AB, Aug. 20 /CNW/ -

NQL today announces:

- An agreement to sell its Bits business to Grant Prideco, Inc. for US$17 million;

- The appointment of Kevin Nugent as the company's new President and Chief Executive Officer; and

- The reconfiguration of its Board of Directors, including the appointment of William Myers to the Board.

These changes in management and the Board, and the conclusion of the strategic process, now mark an end to the overall restructuring of the company that began in July 2003. The Board and management intend to continue the improvement initiatives already begun to optimize NQL's remaining core operations, including the Black Max downhole mud motor product line. In addition, the sale of the company's Bits business, together with the previously announced sale of its CanFish division for in excess of CDN$24 million, will provide NQL with a strong balance sheet for future growth.

NQL has entered into an agreement to sell its Bits business, comprised of Diamond Products International, Inc., to Grant Prideco, Inc. for a purchase price of US$17 million, subject to typical adjustments. NQL has agreed to place US$3 million of the proceeds in escrow for a maximum of one year related to general indemnification provisions as well as the collection of certain foreign inventories and accounts receivables. The transaction is expected to close in the next 14 days and is subject to the satisfaction of various conditions typical for this type of arrangement. Proceeds at closing will be used to reduce term and operating debt currently outstanding.

Effective immediately, Dean Livingstone, formerly President and Chief Executive Officer and a Director, has left the company to pursue other interests following his recovery from a recent illness.

Kevin Nugent, the Company's Chief Financial Officer, has been appointed President and Chief Executive Officer and a director of the company. Mr. Nugent joined NQL in September 2003 and has played an integral role in the financial and operational restructuring that has taken place to date. Mr. Nugent has also been acting as the President and Chief Executive Officer of the Company for the past two months during Mr. Livingstone's illness.

As the Company has now successfully completed its financial restructuring, several of the directors who were elected to the Board in 2003 are stepping down to facilitate a reconstitution of a smaller board suitable to the company's current circumstances. This includes R.T. (Tim) Swinton (Chairman), Bruce Libin, Glen Roane and Derek Martin.

NQL is pleased to announce that William Myers has been appointed to the Board of Directors. Mr. Myers brings a wealth of operational knowledge to the Board with over 40 years of experience in the drilling and oilfield service industry, most recently as the Group Vice President of Pool Company, an international drilling and well service organization.

The Board of Directors is now composed of the following members:

Tom Bates
John Clarkson

Dean Prodan
William Myers
Kevin Nugent

With the conclusion of the strategic process, the reconstituted Board and management intend to turn their full focus and attention to optimizing the remaining operations of the company. In addition, the company expects to soon be able to provide financial guidance and commentary on the strategic direction of NQL to shareholders and the investment community. To that end, management will be hosting a conference call on September 16, 2004 during which shareholders and the investment community will have an opportunity to ask questions of management. Details related to participation in this call will be released at a future date.

Kevin Nugent commented, "On behalf of employees and shareholders, I express our gratitude for the leadership and guidance provided by those leaving NQL. The last 14 months have been difficult ones for the company as it underwent its restructuring to emerge as a focussed and financially sound business."

Simmons & Company International has acted as financial advisor to the Board of Directors of NQL in connection the strategic process and the sale of the Bits and Fishing businesses.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

%SEDAR: 00003534E

/For further information: please contact: Kevin L. Nugent, President and Chief Executive Officer, (780) 955-8828.;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:48e 20-AUG-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
NQL announces second quarter results

NISKU, AB, Aug. 16 /CNW/ - NQL Drilling Tools Inc. (TSX - NQL.A) announced today its financial results for the period ended June 30, 2004.

MESSAGE TO SHAREHOLDERS

Second quarter results for the Company reflected improvements in revenue levels and cost structure, however, the ongoing restructuring of the Company continued to have a significant negative impact on bottom line financial results. As a result of the proceeds from the recently announced sale of the Company's Fishing Division and the debt refinancing earlier in the year, the Company has significantly improved its financial flexibility to deal with its operating and capital needs. The Company continues to evaluate options resulting from its strategic process, which it expects to bring to a conclusion by the end of August.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements of the Company as at, and for the three and six months ended June 30, 2004 and 2003, and should also be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2003. The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). This MD&A is dated August 16, 2004. Additional information, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

During the second quarter of 2004, a formal plan to dispose of the Company's Fishing and Bits Divisions was approved by the Board of Directors. As a result of the decision to dispose of these two divisions, these previously reportable operating segments have been accounted for on a discontinued basis. As such, current and prior year's operating results, cash flows and balance sheets have been presented separately as discontinued operations. This MD&A will focus on the continuing operations of the Company and the one remaining reportable operating segment (Tools Division).

Revenue

<<

	For the three months ended June 30,		For the six months ended June 30,	
(Thousands of Canadian dollars)	2004	2003	2004	2003
Revenue:				
Canada	$ 2,881	$ 1,862	$ 7,718	$ 8,554
US	8,497	5,611	15,672	11,781
International	4,577	3,444	8,333	6,825
Consolidated	$ 15,955	$ 10,917	$ 31,723	$ 27,160

Three months

As shown in the above table, revenue during the second quarter of 2004

increased 46% to $16.0 million from $10.9 million in the prior year. The international revenue shown above primarily includes revenue from the Company's operations in Venezuela (2004 - $1.4 million; 2003 - $0.9 million), the United Arab Emirates (2004 - $1.1 million; 2003 - $0.5 million) and Holland (2004 -$1.0 million; 2003 - $0.6 million). The increased revenue in all of the geographical areas can primarily be attributed to the stronger oil and gas drilling environment in 2004 compared to 2003 and improved internal focus on operations in 2004 whereas the second quarter of 2003 was marred by the financial crisis the Company was then experiencing. The increase in Venezuela relates to the recovering oil and gas market in that country, which had been hampered by political unrest in the prior year.

Six months

Revenue for the six months ended June 30, 2004 increased 17% to $31.7 million from $27.2 million in 2003. The international revenue on a year-to-date basis primarily includes revenue from operations in Venezuela (2004 - $2.6 million; 2003 - $1.0 million), Holland (2004 - $2.2 million; 2003 - $1.5 million) and the United Arab Emirates (2004 - $2.0 million; 2003 - $1.3 million). In general, the overall increase in revenue relates to the strengthening of the oil and gas market over the prior year and the improved internal focus of the Company discussed above. As mentioned above, the increase in revenue in Venezuela is related the improvement of the political climate in 2004. The year-over-year decline in Canadian revenue primarily relates to a large motor sale in the first quarter of 2003 that was not replicated in 2004.

Expenses and Margins

Three months and six months

Effective January 1, 2004, the Company determined that certain engineering and support costs related to its EM-MWD product line should be treated as direct costs as opposed to general and administrative costs. This reclassification is consistent with the shift in strategic focus for this product line from a rental/leasing model to a system sale model. As a result, higher direct expenses were in part offset by lower administrative expenses. Gross margins for the second quarter of 2004 were 36% compared to 54% in the comparable period of 2003. On a year-to-date basis, the gross margin in 2004 was 39% compared to 52% in 2003. In addition to the EM-MWD cost reclassification discussed above, margins declined in 2004 when compared to 2003 as a result of very poor results in Mexico where revenue levels declined dramatically in a market where the cost structure is largely fixed. At this time the Company has suspended operations in Mexico pending a review of available options.

G&A

Three months and six months

Administrative costs for the second quarter declined from $7.7 million in 2003 ($13.5 million for six months) to $4.6 million in 2004 ($10.0 million for six months). The majority of the decline in 2004 relates to the impact of the EM-MWD cost reclassification discussed above. As well, the decline was impacted by the significant costs associated with professional fees and other related expenses incurred in 2003 as a result of the financial difficulty the Company was experiencing at that time.

EBITDA

Given the number of adjustments and other charges in both the current and

prior year's results, it is difficult to fully measure the performance of the Company by focusing solely on GAAP measures, such as loss from continuing operations and net loss. As such, management believes that EBITDA provides a good measure of the operating performance of the Company as compared to the prior year.

(Thousands of Canadian dollars)	For the three months ended June 30, 2004	2003	For the six months ended June 30, 2004	2003
Revenue	$ 15,955	$ 10,917	$ 31,723	$ 27,160
Direct expenses	10,207	5,073	19,265	13,137
Gross margin	5,748	5,844	12,458	14,023
General & Administrative	4,611	7,685	9,999	13,512
EBITDA(x)	$ 1,137	$ (1,841)	$ 2,459	$ 511
% of Revenue	7.1%	(16.9%)	7.8%	1.9%

(x) EBITDA is not a recognized measure under GAAP. Management believes that in addition to loss from continuing operations and net loss, EBITDA is a useful supplemental measure. The Company considers EBITDA to be a useful financial measure of the Company's operating results. Investors should be cautioned that EBITDA should not be construed as an alternative to loss from continuing operations or net loss determined in accordance with GAAP as an indicator of NQL's performance. NQL's method of calculating EBITDA may differ from other companies and accordingly may not be comparable to measures used by other companies.

As shown in the above table, the Company's EBITDA margins have improved considerably over the prior year. The Company intends to continue its focus on improving these margins in an effort to restore them to historical levels.

Amortization

Three months and six months

Amortization expense declined from $4.7 million during the second quarter of 2003 to $2.1 million in the comparable 2004 period. On a year-to-date basis, amortization expense declined from $7.6 million in 2003 to $4.2 million in 2004. The decline on both a quarterly and year-to-date basis primarily relates to a $2.2 million charge included in amortization expense in the second quarter of 2003 relating to an impairment of deferred charges. This decline is also a result of the requirements under Canadian GAAP to cease amortizing assets once they are classified as being held for sale. During the fourth quarter of 2003, the Company announced its intention to dispose of several business units and capital assets in conjunction with its overall restructuring efforts at which time a significant dollar value of capital assets were reclassified as being held for sale. As a result, comparable 2003 figures include amortization on these assets held for sale whereas the 2004 figures do not. The assets held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs.

Interest

Three months and six months

Interest expense during the second quarter of 2004 was $0.8 million, a significant decline from the $2.8 million recorded in the same period of 2003. The reduction in interest expense was primarily due to a significant decrease in debt levels resulting from the proceeds of two equity issues in late 2003. In addition, during 2003 the Company was incurring punitive interest costs and fees charged by its former lenders as a result of the financial difficulties the Company was experiencing at that time. On a year-to-date basis, interest expense declined from $4.6 million in 2003 to $1.5 million in the current year. The reasons for the decline are the same as noted above for the quarter.

Stock Based Compensation

Three months and six months

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options, calculated at the date of grant, are to be recorded in the income statement over the vesting period of those grants. As the Company has retroactively applied this standard without restatement of prior periods, there is no corresponding expense for the three and six months ended June 30, 2003.

Other expenses

During the second quarter of 2004, management determined that certain assets of the Company were impaired. As a result, $4.2 million in impairment charges were expensed in the quarter. These impairment charges relate to the following:

- On December 19, 2003, the Board of Directors of the Company approved a formal plan to dispose of the Company's EM-MWD wireless guidance assets and related technology (EM). As a result of this decision, this equipment has been marketed for sale by third party business advisors. The various indications of value to date arising from the sale process have indicated that the carrying value of these assets may exceed their fair value less estimated disposal costs by $2.9 million. Accordingly, the Company has recorded an impairment loss of $2.9 million during the current period.

- Subsequent to June 30, 2004, the Company's Mexican operations were significantly impacted by the loss of a contract with its major customer. As a result of this event, management has evaluated the capital assets used in its Mexican operations and has determined that the carrying value of these assets is impaired. Management estimates that the carrying value of these capital assets exceeds the estimated future cash flows by $1.15 million. Accordingly, the Company has recorded an impairment loss of $1.15 million during the current period.

  In addition, as a result of the loss of this contract, the Company has suspended its operations in this country while management evaluates an appropriate course of action.

- On December 19, 2003, the Board of Directors of the Company approved a formal plan to dispose of certain research and development equipment (test rig). As a result of this decision, this equipment has been marketed for sale by third party business advisors. The various indications of value to date arising from the sale process

have indicated that the carrying value of this equipment may exceed its fair value less estimated disposal costs by $150,000. Accordingly, the Company has recorded an impairment loss of $150,000 during the current period.

Discontinued Operations

During the second quarter of 2004, formal plans to dispose of the Company's Fishing and Bits Divisions were approved by the Board of Directors. Accordingly, the results of these operations have been accounted for on a discontinued basis and the related net assets classified as held for sale. In accordance with CICA Handbook Section 3475, the Company determined that the estimated net proceeds for each of these divisions were less than the net book value of the net assets and adjusted the carrying values accordingly. This resulted in write-downs of the net assets of each of the Fishing and Bits Division of $1.2 million and $16.7 million, respectively. Current and prior year's operating results, cash flows and balance sheets for these businesses are presented separately as discontinued operations in these interim consolidated financial statements.

On July 31, 2004, the Company sold all of the assets and liabilities of its Fishing Division for proceeds of $23.0 million, net of estimated costs to sell of $1.3 million. Under the terms of the agreement, $1.0 million is to remain in escrow for a period of six months after which time the funds will be released subject to certain conditions. The proceeds received at closing were used to repay the U.S. Refinancing Loan and the U.S. Term Loan with the remainder used to reduce Canadian bank indebtedness. As a result, the outstanding amounts under the U.S. Refinancing Loan and the U.S. Term Loan have been classified as current as at June 30, 2004.

Income Taxes

The effective income tax rate of the Company has remained relatively consistent on both a year-over-year (33% in 2004 vs. 35% in 2003) and quarter-over-quarter basis (35% in 2004 vs. 33% in 2003). As a result of the loss position of the Company, current income taxes are in a net recovery position on a year-to-date basis.

Net Loss and Loss per share

The Company recorded a loss from continuing operations of $4.5 million ($0.11/share) during the second quarter of 2004 compared to a loss of $25.7 million ($0.93/share) in 2003. Overall, the net loss for the second quarter of this year was $21.9 million ($0.52/share) compared to a net loss of $42.1 million ($1.53/share) in 2003. On a year-to-date basis, the Company recorded a loss from continuing operations of $6.2 million ($0.15/share) for 2004 compared to a loss from continuing operations of $27.5 million ($1.00/share) in the prior year. On a year-to-date basis, the net loss this year was $22.9 million ($0.54/share) compared to $43.3 million ($1.57/share) in 2003.

It should be noted that in both the second quarter and year-to-date results for 2003 the Company was impacted by a goodwill impairment charge of $19.3 million, which did not exist in the continuing operations of the current year.

The amount of the per share loss in 2004 was impacted by the significant increase in the weighted average number of common shares outstanding resulting from the significant number of shares issued in late 2003 in conjunction with the financial restructuring of the Company.

Goodwill Impairment

In conjunction with the requirements under CICA Handbook Section 3062 the

Company is required to annually test its goodwill for impairment. Upon completion of its annual impairment test, the Company determined that there was no impairment of goodwill associated with continuing operations. The goodwill associated with discontinued operations, the Fishing and Bits Divisions, was included with the net assets of these divisions, which were written down to their fair value less estimated disposal costs.

Capital Resources, Liquidity and Share Capital

As at June 30, 2004, the Company had working capital of $34.5 million compared to $26.4 million at December 31, 2003. The increase in working capital primarily relates to the increase in current assets held for sale. As a result of the completion of the Fishing Division sale prior to the release of these financial results, GAAP requires that all assets and liabilities sold be classified as current. Accordingly, $21.4 million of capital assets and goodwill have been classified as current at June 30, 2004. Also, long-term debt (the US Refinancing Loan and the US Term Loan) repaid from the proceeds of the sale, of which the long-term portion was $10.9 million, has been classified as current. The net effect of this transaction resulted in an overall increase in working capital of $10.5 million.

After completion of the Fishing Division transaction, the Company's total long-term debt (including current portion) on a pro forma basis as at June 30, 2004 would have been $15.8 million. This compares to long-term debt of $35.5 million at December 31, 2003.

As a result of the new corporate structure of the Company and the new capital arising from the sale of the Fishing Division, it is management's intention to restructure its debt facilities with an appropriate mix of both operating and term debt. At this time, the Company has sufficient availability in its operating lines of credit to meet the ongoing obligations of the Company.

At August 16, 2004, the Company had 42.6 million common shares, 3.4 million stock options and 0.1 million warrants issued and outstanding, virtually unchanged from December 31, 2003.

Outlook

At the conclusion of the strategic process, which is expected to occur in the next few weeks, the Company plans to focus its attention on optimizing its remaining operations. To that end, it is expected that the final steps in restructuring these remaining operations will be completed during the third quarter and that any further major costs and charges will be recorded during that time frame. Therefore, with these restructuring related costs behind us, it is management's expectation that the Company's future net earnings, beginning with the fourth quarter of 2004, will start to portray a clearer picture of its financial performance.

The past year has been a very difficult one for NQL and its staff. Management and the Board would like to extend their thanks to the Company's employees for their continued hard work and loyalty during these difficult times. Management believes that the worst is now behind us and that NQL can look forward to a brighter future.

For those employees with the Fishing Division, who are about to begin a new chapter in their lives, we would like to express our thanks for their efforts in the past and to wish them well in their future endeavors.

Disclosure Regarding Forward - Looking Statements

Statements in this interim report relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements.

Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings.

NQL Drilling Tools Inc.
Consolidated Balance Sheet (Unaudited)
(Thousands of Canadian dollars)

	June 30, 2004	December 31, 2003 (restated)
ASSETS		
CURRENT		
Cash	$ 2,825	$ 1,878
Accounts receivable	20,595	16,667
Income taxes recoverable	4,357	4,937
Inventory	19,708	21,260
Prepaid expenses	1,523	696
Current assets held for sale	46,270	25,635
	95,278	71,073
Other assets	517	673
Future income taxes	11,519	9,314
Capital assets	62,207	64,327
Deferred charges	1,256	1,168
Goodwill	2,744	2,744
Long-term assets held for sale	21,450	63,163
	$ 194,971	$ 212,462
LIABILITIES		
CURRENT		
Bank indebtedness	$ 18,676	$ 10,106
Accounts payable and accrued liabilities	10,472	12,608
Income taxes payable	868	662
Current portion of long-term debt	22,807	11,602
Current liabilities held for sale	7,989	9,721
	60,812	44,699
Long-term debt	10,601	23,861
Future income taxes	915	1,786
Long-term liabilities held for sale	1,393	3,257
	73,721	73,603
SHAREHOLDERS' EQUITY		
Capital stock	181,534	181,473
Contributed surplus	3,885	-
Deficit	(48,779)	(23,220)
Cumulative translation adjustment	(15,390)	(19,394)
	121,250	138,859

	$ 194,971	$ 212,462

NQL Drilling Tools Inc.
Consolidated Statement of Operations
(Unaudited)

(Thousands of Canadian dollars, except share and per share data)	For the three months ended June 30, 2004	For the three months ended June 30, 2003	For the six months ended June 30, 2004	For the six months ended June 30, 2003
		(restated)		(restated)
Revenue	$ 15,955	$ 10,917	$ 31,723	$ 27,160
Direct expenses	10,207	5,073	19,265	13,137
Gross Margin	5,748	5,844	12,458	14,023
Expenses				
General and administrative	4,611	7,685	9,999	13,512
Amortization	2,092	4,709	4,188	7,634
	6,703	12,394	14,187	21,146
Loss from continuing operations before undernoted	(955)	(6,550)	(1,729)	(7,123)
Interest expense	(792)	(2,773)	(1,534)	(4,628)
Stock based compensation	(638)	-	(1,236)	-
Other expenses	(4,200)	-	(4,200)	-
Foreign exchange loss	(317)	(238)	(659)	(914)
Loss from continuing operations before income taxes and goodwill impairment	(6,902)	(9,561)	(9,358)	(12,665)
Income tax (expense) recovery				
Current	(67)	1,740	133	1,667
Future	2,450	1,446	2,984	2,796
	2,383	3,186	3,117	4,463
Loss from continuing operations before goodwill impairment	(4,519)	(6,375)	(6,241)	(8,202)
Goodwill impairment	-	19,310	-	19,310
Loss from continuing operations	(4,519)	(25,685)	(6,241)	(27,512)
Loss from discontinued operations, net of income taxes	(17,430)	(16,427)	(16,654)	(15,831)
Net loss	$ (21,949)	$ (42,112)	$ (22,895)	$ (43,343)

Loss per common share				
Loss per common share from continuing operations				
Basic and diluted	$ (0.11)	$ (0.93)	$ (0.15)	$ (1.00)
Loss per common share - net				
Basic and diluted	$ (0.52)	$ (1.53)	$ (0.54)	$ (1.57)
Weighted average common shares outstanding - basic	42,615,844	27,549,103	42,613,454	27,548,490
Weighted average common shares outstanding - diluted	42,615,844	27,671,108	42,613,454	27,670,495

NQL Drilling Tools Inc.
Consolidated Statement of Deficit
(Unaudited)

(Thousands of Canadian dollars)	For the three months ended June 30, 2004	2003	For the six months ended June 30, 2004	2003
(Deficit) retained earnings, beginning of period	$ (26,830)	$ 34,678	$ (23,220)	$ 35,909
Change in accounting policy	-	-	(2,664)	-
(Deficit) retained earnings, beginning of period, as restated	(26,830)	34,678	(25,884)	35,909
Net loss for the period	(21,949)	(42,112)	(22,895)	(43,343)
Deficit, end of period	$ (48,779)	$ (7,434)	$ (48,779)	$ (7,434)

NQL Drilling Tools Inc.
Consolidated Statement of Cash Flow
(Unaudited)

(Thousands of	For the three months ended June 30,		For the six months ended June 30,	

Canadian dollars)	2004	2003	2004	2003
		(restated)		(restated)
Net inflow (outflow) of cash related to the following activities				
OPERATING ACTIVITIES				
Loss from continuing operations	$ (4,519)	$ (25,685)	$ (6,241)	$ (27,512)
Items not affecting cash				
Amortization	2,092	4,709	4,188	7,634
Amortization of deferred financing costs	40	240	66	461
Stock-based compensation	638	-	1,236	-
Other expenses	4,200	-	4,200	-
Future income taxes	(2,450)	(1,446)	(2,984)	(2,796)
Goodwill impairment	-	19,310	-	19,310
	1	(2,872)	465	(2,903)
Net change in operating working capital items from continuing operations	(125)	3,736	(1,895)	(257)
Cash (used in) provided by continuing operations	(124)	864	(1,430)	(3,160)
Cash provided by discontinued operations	297	5,860	986	15,120
Total cash provided by (used in) operating activities	173	6,724	(444)	11,960
FINANCING ACTIVITIES				
Bank indebtedness - net	3,538	(1,799)	8,570	(1,421)
Issuance of capital stock	-	-	45	87
Proceeds from long-term debt	50	16	34,890	736
Repayment of long-term debt	(2,882)	(1,546)	(37,337)	(2,757)
Cash provided by (used in) discontinued operations	18	(2,729)	(2,878)	(3,602)
Cash provided by (used in) financing activities	724	(6,058)	3,290	(6,957)
INVESTING ACTIVITIES				
Other assets	289	26	260	68
Deferred charges	(11)	5	(481)	(243)
Purchase of capital assets	(408)	(2,176)	(1,285)	(6,184)
Cash (used in) provided by discontinued operations	(25)	1,442	(393)	1,000
Cash used in investing activities	(155)	(703)	(1,899)	(5,359)
Increase (decrease) in cash	742	(37)	947	(356)
Cash, beginning of period	2,083	821	1,878	1,140
Cash, end of period	$ 2,825	$ 784	$ 2,825	$ 784

Supplementary disclosure of cash flow information				
Interest paid	$ 787	$ 2,230	$ 1,706	$ 4,388
Income taxes received	$ 235	$ 1,862	$ 622	$ 1,444

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

>>

%SEDAR: 00003534E

/For further information: Kevin L. Nugent, Sr. VP Finance and CFO, (780) 955-8828, kevin.nugent(at)nql.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 20:07e 16-AUG-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Announces Closing of Sale of Fishing Division

NISKU, AB, Aug. 3 /CNW/ - NQL Drilling Tools Inc. (TSX - NQL.A) announces it has closed the previously reported transaction to sell its fishing division to Smith International for the Canadian dollar equivalent of $24.1 million including $1.0 million for certain real estate. The purchase price is subject to post closing adjustments typical for this type of transaction. Net proceeds from the transaction will be used to retire bank debt.

Simmons & Company International, a Houston based investment banking firm specializing in the energy industry, has acted as financial advisor to the Special Committee of the Board of Directors of NQL in connection with this transaction.

With the fishing division sale, NQL has significantly improved its financial flexibility. The Company intends to capitalize on this flexibility to continue the long-term development of its core Tools division, including the primary Black Max mud motor product line.

The Company continues to evaluate options stemming from its strategic process and expects to bring this process to a conclusion in the next 30 days.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

%SEDAR: 00003534E

/For further information: please contact: Kevin L. Nugent, Chief Financial Officer, (780) 955-8828;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:00e 03-AUG-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Announces Sale of Fishing Division

NISKU, AB, July 23 /CNW/ - NQL Drilling Tools Inc. (TSX - NQL.A) announces it has entered into an agreement to sell its fishing division to Smith International for a purchase price of US$17,500,000 plus the fair market value of its Grande Prairie fishing division facility, subject to typical adjustments. The sale is expected to be completed on or about July 31, 2004 and is subject to the satisfaction of various conditions typical for this type of transaction.

Simmons & Company International, a Houston based investment banking firm specializing in the energy industry, has acted as financial advisor to the Special Committee of the Board of Directors of NQL in connection with this transaction.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

%SEDAR: 00003534E

/For further information: Kevin L. Nugent, Chief Financial Officer, (780) 955-8828.;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 14:21e 23-JUL-04

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements of the Company as at, and for the three and six months ended June 30, 2004 and 2003, and should also be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2003. The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). This MD&A is dated August 16, 2004. Additional information, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

During the second quarter of 2004, a formal plan to dispose of the Company's Fishing and Bits Divisions was approved by the Board of Directors. As a result of the decision to dispose of these two divisions, these previously reportable operating segments have been accounted for on a discontinued basis. As such, current and prior year's operating results, cash flows and balance sheets have been presented separately as discontinued operations. This MD&A will focus on the continuing operations of the Company and the one remaining reportable operating segment (Tools Division).

Revenue

(Thousands of Canadian dollars)	For the three months ended June 30, 2004	2003	For the six months ended June 30, 2004	2003
Revenue:				
Canada	$ 2,881	$ 1,862	$ 7,718	$ 8,554
US	8,497	5,611	15,672	11,781
International	4,577	3,444	8,333	6,825
Consolidated	$ 15,955	$ 10,917	$ 31,723	$ 27,160

Three months

As shown in the above table, revenue during the second quarter of 2004 increased 46% to $16.0 million from $10.9 million in the prior year. The international revenue shown above primarily includes revenue from the Company's operations in Venezuela (2004 - $1.4 million; 2003 – $0.9 million), the United Arab Emirates (2004 - $1.1 million; 2003 - $0.5 million) and Holland (2004 -$1.0 million; 2003 - $0.6 million). The increased revenue in all of the geographical areas can primarily be attributed to the stronger oil and gas drilling environment in 2004 compared to 2003 and improved internal focus on operations in 2004 whereas the second quarter of 2003 was marred by the financial crisis the Company was then experiencing. The increase in Venezuela relates to the recovering oil and gas market in that country, which had been hampered by political unrest in the prior year.

Six months

Revenue for the six months ended June 30, 2004 increased 17% to $31.7 million from $27.2 million in 2003. The international revenue on a year-to-date basis primarily includes revenue from operations in Venezuela (2004 - $2.6 million; 2003 - $1.0 million), Holland (2004 - $2.2 million; 2003 - $1.5 million) and the United Arab Emirates (2004 - $2.0 million; 2003 - $1.3 million). In general, the overall increase in revenue relates to the strengthening of the oil and gas market over the prior year and the improved internal focus of the Company discussed above. As mentioned above, the increase in revenue in Venezuela is related the improvement of the political climate in 2004. The year-over-year decline in Canadian revenue primarily relates to a large motor sale in the first quarter of 2003 that was not replicated in 2004.

Expenses and Margins

Three months and six months

Effective January 1, 2004, the Company determined that certain engineering and support costs related to its EM-MWD product line should be treated as direct costs as opposed to general and administrative costs. This reclassification is consistent with the shift in strategic focus for this product line from a rental/leasing model to a system sale model. As a result, higher direct expenses were in part offset by lower administrative expenses. Gross margins for the second quarter of 2004 were 36% compared to 54% in the comparable period of 2003.

On a year-to-date basis, the gross margin in 2004 was 39% compared to 52% in 2003. In addition to the EM-MWD cost reclassification discussed above, margins declined in 2004 when compared to 2003 as a result of very poor results in Mexico where revenue levels declined dramatically in a market where the cost structure is largely fixed. At this time the Company has suspended operations in Mexico pending a review of available options.

G&A

Three months and six months

Administrative costs for the second quarter declined from $7.7 million in 2003 ($13.5 million for six months) to $4.6 million in 2004 ($10.0 million for six months). The majority of the decline in 2004 relates to the impact of the EM-MWD cost reclassification discussed above. As well, the decline was impacted by the significant costs associated with professional fees and other related expenses incurred in 2003 as a result of the financial difficulty the Company was experiencing at that time.

EBITDA

Given the number of adjustments and other charges in both the current and prior year's results, it is difficult to fully measure the performance of the Company by focusing solely on GAAP measures, such as loss from continuing operations and net loss. As such, management believes that EBITDA provides a good measure of the operating performance of the Company as compared to the prior year.

	For the three months ended June 30,		**For the six months ended June 30,**	
(Thousands of Canadian dollars)	**2004**	**2003**	**2004**	**2003**
Revenue	$ 15,955	$ 10,917	$ 31,723	$ 27,160
Direct expenses	10,207	5,073	19,265	13,137
Gross margin	5,748	5,844	12,458	14,023
General & Administrative	4,611	7,685	9,999	13,512
EBITDA*	$ 1,137	$ (1,841)	$ 2,459	$ 511
% of Revenue	7.1%	(16.9%)	7.8%	1.9%

* EBITDA is not a recognized measure under GAAP. Management believes that in addition to loss from continuing operations and net loss, EBITDA is a useful supplemental measure. The Company considers EBITDA to be a useful financial measure of the Company's operating results. Investors should be cautioned that EBITDA should not be construed as an alternative to loss from continuing operations or net loss determined in accordance with GAAP as an indicator of NQL's performance. NQL's method of calculating EBITDA may differ from other companies and accordingly may not be comparable to measures used by other companies.

As shown in the above table, the Company's EBITDA margins have improved considerably over the prior year. The Company intends to continue its focus on improving these margins in an effort to restore them to historical levels.

Amortization

Three months and six months

Amortization expense declined from $4.7 million during the second quarter of 2003 to $2.1 million in the comparable 2004 period. On a year-to-date basis, amortization expense declined from $7.6 million in 2003 to $4.2 million in 2004. The decline on both a quarterly and year-to-date basis primarily relates to a $2.2 million charge included in amortization expense in the second quarter of 2003 relating to an impairment of deferred charges. This decline is also a result of the requirements under Canadian GAAP to cease amortizing assets once they are classified as being held for sale. During the fourth quarter of 2003, the Company announced its intention to dispose of several business units and capital assets in conjunction with its overall restructuring efforts at which time a significant dollar value of capital assets were reclassified as being held for sale. As a result, comparable 2003 figures include amortization on these assets held for sale whereas the 2004 figures do not. The assets held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs.

Interest

Three months and six months

Interest expense during the second quarter of 2004 was $0.8 million, a significant decline from the $2.8 million recorded in the same period of 2003. The reduction in interest expense was primarily due to a significant decrease in debt levels resulting from the proceeds of two equity issues in late 2003. In addition, during 2003 the Company was incurring punitive interest costs and fees charged by its former lenders as a result of the financial difficulties the Company was experiencing at that time. On a year-to-date basis, interest expense declined from $4.6 million in 2003 to $1.5 million in the current year. The reasons for the decline are the same as noted above for the quarter.

Stock Based Compensation

Three months and six months

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options, calculated at the date of grant, are to be recorded in the income statement over the vesting period of those grants. As the Company has retroactively applied this standard without restatement of prior periods, there is no corresponding expense for the three and six months ended June 30, 2003.

Other expenses

During the second quarter of 2004, management determined that certain assets of the Company were impaired. As a result, $4.2 million in impairment charges were expensed in the quarter. These impairment charges relate to the following:

- On December 19, 2003, the Board of Directors of the Company approved a formal plan to dispose of the Company's EM-MWD wireless guidance assets and related technology (EM). As a result of this decision, this equipment has been marketed for sale by third party business advisors. The various indications of value to date arising from the sale process have indicated that the carrying value of these assets may exceed their fair value less estimated disposal costs by $2.9 million. Accordingly, the Company has recorded an impairment loss of $2.9 million during the current period.

- Subsequent to June 30, 2004, the Company's Mexican operations were significantly impacted by the loss of a contract with its major customer. As a result of this event, management has evaluated the capital assets used in its Mexican operations and has determined that the carrying value of these assets is impaired. Management estimates that the carrying value of these capital assets exceeds the estimated future cash flows by $1.15 million. Accordingly, the Company has recorded an impairment loss of $1.15 million during the current period.

  In addition, as a result of the loss of this contract, the Company has suspended its operations in this country while management evaluates an appropriate course of action.

- On December 19, 2003, the Board of Directors of the Company approved a formal plan to dispose of certain research and development equipment (test rig). As a result of this decision, this equipment has been marketed for sale by third party business advisors. The various indications of value to date arising from the sale process have indicated that the carrying value of this equipment may exceed its fair value less estimated disposal costs by $150,000. Accordingly, the Company has recorded an impairment loss of $150,000 during the current period.

Discontinued Operations

During the second quarter of 2004, formal plans to dispose of the Company's Fishing and Bits Divisions were approved by the Board of Directors. Accordingly, the results of these operations have been accounted for on a discontinued basis and the related net assets classified as held for sale. In accordance with CICA Handbook Section 3475, the Company determined that the estimated net proceeds for each of these divisions were less than the net book value of the net assets and adjusted the carrying values accordingly. This resulted in write-downs of the net assets of each of the Fishing and Bits Division of $1.2 million and $16.7 million, respectively. Current and prior year's operating results, cash flows and balance sheet for these businesses are presented separately as discontinued operations in these interim consolidated financial statements.

On July 31, 2004, the Company sold all of the assets and liabilities of its Fishing Division for proceeds of $23.0 million, net of estimated costs to sell of $1.3 million. Under the terms of the agreement, $1.0 million is to remain in escrow for a period of six months after which time the funds will be released subject to certain conditions. The proceeds received at closing were used to repay the U.S. Refinancing Loan and the U.S. Term Loan with the remainder used to reduce Canadian bank indebtedness. As a result, the outstanding amounts under the U.S. Refinancing Loan and the U.S. Term Loan have been classified as current as at June 30, 2004.

Income Taxes

The effective income tax rate of the Company has remained relatively consistent on both a year-over-year (33% in 2004 vs. 35% in 2003) and quarter-over-quarter basis (35% in 2004 vs. 33% in 2003). As a result of the loss position of the Company, current income taxes are in a net recovery position on a year-to-date basis.

Net Loss and Loss per share

The Company recorded a loss from continuing operations of $4.5 million ($0.11/share) during the second quarter of 2004 compared to a loss of $25.7 million ($0.93/share) in 2003. Overall, the net loss for the second quarter of this year was $21.9 million ($0.52/share) compared to a net loss of $42.1 million ($1.53/share) in 2003. On a year-to-date basis, the Company recorded a loss from continuing operations of $6.2 million ($0.15/share) for 2004 compared to a loss from continuing operations of $27.5 million ($1.00/share) in the prior year. On a year-to-date basis, the net loss this year was $22.9 million ($0.54/share) compared to $43.3 million ($1.57/share) in 2003.

It should be noted that in both the second quarter and year-to-date results for 2003 the Company was impacted by a goodwill impairment charge of $19.3 million, which did not exist in the continuing operations of the current year.

The amount of the per share loss in 2004 was impacted by the significant increase in the weighted average number of common shares outstanding resulting from the significant number of shares issued in late 2003 in conjunction with the financial restructuring of the Company.

Goodwill Impairment

In conjunction with the requirements under CICA Handbook Section 3062 the Company is required to annually test its goodwill for impairment. Upon completion of its annual impairment test, the Company determined that there was no impairment of goodwill associated with continuing operations. The goodwill associated with discontinued operations, the Fishing and Bits Divisions, was included with the net assets of these divisions, which were written down to their fair value less estimated disposal costs.

Capital Resources, Liquidity and Share Capital

As at June 30, 2004, the Company had working capital of $34.5 million compared to $26.4 million at December 31, 2003. The increase in working capital primarily relates to the increase in current assets held for sale. As a result of the completion of the Fishing Division sale prior to the release of these financial results, GAAP requires that all assets and liabilities sold be classified as current. Accordingly, $21.4 million of capital assets and goodwill have been classified as current at June 30, 2004. Also, long-term debt (the US Refinancing Loan and the US Term Loan) repaid from the proceeds of the sale, of which the long-term portion was $10.9 million, has been classified as current. The net effect of this transaction resulted in an overall increase in working capital of $10.5 million.

After completion of the Fishing Division transaction, the Company's total long-term debt (including current portion) on a pro forma basis as at June 30, 2004 would have been $15.8 million. This compares to long-term debt of $35.5 million at December 31, 2003.

As a result of the new corporate structure of the Company and the new capital arising from the sale of the Fishing Division, it is management's intention to restructure its debt facilities with an appropriate mix of both operating and term debt. At this time, the Company has sufficient availability in its operating lines of credit to meet the ongoing obligations of the Company.

At August 16, 2004, the Company had 42.6 million common shares, 3.4 million stock options and 0.1 million warrants issued and outstanding, virtually unchanged from December 31, 2003.

Outlook

At the conclusion of the strategic process, which is expected to occur in the next few weeks, the Company plans to focus its attention on optimizing its remaining operations. To that end, it is expected that the final steps in restructuring these remaining operations will be completed during the third quarter and that any further major costs and charges will be recorded during that time frame. Therefore, with these restructuring related costs behind us, it is management's expectation that the Company's future net earnings, beginning with the fourth quarter of 2004, will start to portray a clearer picture of its financial performance.

The past year has been a very difficult one for NQL and its staff. Management and the Board would like to extend their thanks to the Company's employees for their continued hard work and loyalty during these difficult times. Management believes that the worst is now behind us and that NQL can look forward to a brighter future.

For those employees with the Fishing Division, who are about to begin a new chapter in their lives, we would like to express our thanks for their efforts in the past and to wish them well in their future endeavors.

Disclosure Regarding Forward – Looking Statements

Statements in this interim report relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings.

NQL DRILLING TOOLS INC.

MESSAGE TO SHAREHOLDERS

Second quarter results for the Company reflected improvements in revenue levels and cost structure, however, the ongoing restructuring of the Company continued to have a significant negative impact on bottom line financial results. As a result of the proceeds from the recently announced sale of the Company's Fishing Division and the debt refinancing earlier in the year, the Company has significantly improved its financial flexibility to deal with its operating and capital needs. The Company continues to evaluate options resulting from its strategic process, which it expects to bring to a conclusion by the end of August.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements of the Company as at, and for the three and six months ended June 30, 2004 and 2003, and should also be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2003. The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). This MD&A is dated August 16, 2004. Additional information, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

During the second quarter of 2004, a formal plan to dispose of the Company's Fishing and Bits Divisions was approved by the Board of Directors. As a result of the decision to dispose of these two divisions, these previously reportable operating segments have been accounted for on a discontinued basis. As such, current and prior year's operating results, cash flows and balance sheets have been presented separately as discontinued operations. This MD&A will focus on the continuing operations of the Company and the one remaining reportable operating segment (Tools Division).

Revenue

(Thousands of Canadian dollars)	For the three months ended June 30, 2004	2003	For the six months ended June 30, 2004	2003
Revenue:				
Canada	$ 2,881	$ 1,862	$ 7,718	$ 8,554
US	8,497	5,611	15,672	11,781
International	4,577	3,444	8,333	6,825
Consolidated	$ 15,955	$ 10,917	$ 31,723	$ 27,160

Three months

As shown in the above table, revenue during the second quarter of 2004 increased 46% to $16.0 million from $10.9 million in the prior year. The international revenue shown above primarily includes revenue from the Company's operations in Venezuela (2004 - $1.4 million; 2003 – $0.9 million), the United Arab Emirates (2004 - $1.1 million; 2003 - $0.5 million) and Holland (2004 -$1.0 million; 2003 - $0.6 million). The increased revenue in all of the geographical areas can primarily be attributed to the stronger oil and gas drilling environment in 2004 compared to 2003 and improved internal focus on operations in 2004 whereas the second quarter of 2003 was marred by the financial crisis the Company was then experiencing. The increase in Venezuela relates to the recovering oil and gas market in that country, which had been hampered by political unrest in the prior year.

Six months

Revenue for the six months ended June 30, 2004 increased 17% to $31.7 million from $27.2 million in 2003. The international revenue on a year-to-date basis primarily includes revenue from operations in Venezuela (2004 - $2.6 million; 2003 - $1.0 million), Holland (2004 - $2.2 million; 2003 - $1.5 million) and the United Arab Emirates (2004 - $2.0 million; 2003 - $1.3 million). In general, the overall increase in revenue relates to the strengthening of the oil and gas market over the prior year and the improved internal focus of the Company discussed above. As mentioned above, the increase in revenue in Venezuela is related the improvement of the political climate in 2004. The year-over-year decline in Canadian revenue primarily relates to a large motor sale in the first quarter of 2003 that was not replicated in 2004.

Expenses and Margins

Three months and six months

Effective January 1, 2004, the Company determined that certain engineering and support costs related to its EM-MWD product line should be treated as direct costs as opposed to general and administrative costs. This reclassification is consistent with the shift in strategic focus for this product line from a rental/leasing model to a system sale model. As a result, higher direct expenses were in part offset by lower administrative expenses. Gross margins for the second quarter of 2004 were 36% compared to 54% in the comparable period of 2003. On a year-to-date basis, the gross margin in 2004 was 39% compared to 52% in 2003. In addition to the EM-MWD cost reclassification discussed above, margins declined in 2004 when compared to 2003 as a result of very poor results in Mexico where revenue levels declined dramatically in a market where the cost structure is largely fixed. At this time the Company has suspended operations in Mexico pending a review of available options.

G&A

Three months and six months

Administrative costs for the second quarter declined from $7.7 million in 2003 ($13.5 million for six months) to $4.6 million in 2004 ($10.0 million for six months). The majority of the decline in 2004 relates to the impact of the EM-MWD cost reclassification discussed above. As well, the decline was impacted by the significant costs associated with professional fees and other related expenses incurred in 2003 as a result of the financial difficulty the Company was experiencing at that time.

EBITDA

Given the number of adjustments and other charges in both the current and prior year's results, it is difficult to fully measure the performance of the Company by focusing solely on GAAP measures, such as loss from continuing operations and net loss. As such, management believes that EBITDA provides a good measure of the operating performance of the Company as compared to the prior year.

	For the three months ended June 30,		For the six months ended June 30,	
(Thousands of Canadian dollars)	2004	2003	2004	2003
Revenue	$ 15,955	$ 10,917	$ 31,723	$ 27,160
Direct expenses	10,207	5,073	19,265	13,137
Gross margin	5,748	5,844	12,458	14,023
General & Administrative	4,611	7,685	9,999	13,512
EBITDA*	$ 1,137	$ (1,841)	$ 2,459	$ 511
% of Revenue	7.1%	(16.9%)	7.8%	1.9%

* EBITDA is not a recognized measure under GAAP. Management believes that in addition to loss from continuing operations and net loss, EBITDA is a useful supplemental measure. The Company considers EBITDA to be a useful financial measure of the Company's operating results. Investors should be cautioned that EBITDA should not be construed as an alternative to loss from continuing operations or net loss determined in accordance with GAAP as an indicator of NQL's performance. NQL's method of calculating EBITDA may differ from other companies and accordingly may not be comparable to measures used by other companies.

As shown in the above table, the Company's EBITDA margins have improved considerably over the prior year. The Company intends to continue its focus on improving these margins in an effort to restore them to historical levels.

Amortization

Three months and six months

Amortization expense declined from $4.7 million during the second quarter of 2003 to $2.1 million in the comparable 2004 period. On a year-to-date basis, amortization expense declined from $7.6 million in 2003 to $4.2 million in 2004. The decline on both a quarterly and year-to-date basis primarily relates to a $2.2 million charge included in amortization expense in the second quarter of 2003 relating to an impairment of deferred charges. This decline is also a result of the requirements under Canadian GAAP to cease amortizing assets once they are classified as being held for sale. During the fourth quarter of 2003, the Company announced its intention to dispose of several business units and capital assets in conjunction with its overall restructuring efforts at which time a significant dollar value of capital assets were reclassified as being held for sale. As a result, comparable 2003 figures include amortization on these assets held for sale whereas the 2004 figures do not. The assets held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs.

Interest

Three months and six months

Interest expense during the second quarter of 2004 was $0.8 million, a significant decline from the $2.8 million recorded in the same period of 2003. The reduction in interest expense was primarily due to a significant decrease in debt levels resulting from the proceeds of two equity issues in late 2003. In addition, during 2003 the Company was incurring punitive interest costs and fees charged by its former lenders as a result of the financial difficulties the Company was experiencing at that time. On a year-to-date basis, interest expense declined from $4.6 million in 2003 to $1.5 million in the current year. The reasons for the decline are the same as noted above for the quarter.

Stock Based Compensation

Three months and six months

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options, calculated at the date of grant, are to be recorded in the income statement over the vesting period of those grants. As the Company has retroactively applied this standard without restatement of prior periods, there is no corresponding expense for the three and six months ended June 30, 2003.

Other expenses

During the second quarter of 2004, management determined that certain assets of the Company were impaired. As a result, $4.2 million in impairment charges were expensed in the quarter. These impairment charges relate to the following:

- On December 19, 2003, the Board of Directors of the Company approved a formal plan to dispose of the Company's EM-MWD wireless guidance assets and related technology (EM). As a result of this decision, this equipment has been marketed for sale by third party business advisors. The various indications of value to date arising from the sale process have indicated that the carrying value of these assets may exceed their fair value less estimated disposal costs by $2.9 million. Accordingly, the Company has recorded an impairment loss of $2.9 million during the current period.

- Subsequent to June 30, 2004, the Company's Mexican operations were significantly impacted by the loss of a contract with its major customer. As a result of this event, management has evaluated the capital assets used in its Mexican operations and has determined that the carrying value of these assets is impaired. Management estimates that the carrying value of these capital assets exceeds the estimated future cash flows by $1.15 million. Accordingly, the Company has recorded an impairment loss of $1.15 million during the current period.

  In addition, as a result of the loss of this contract, the Company has suspended its operations in this country while management evaluates an appropriate course of action.

- On December 19, 2003, the Board of Directors of the Company approved a formal plan to dispose of certain research and development equipment (test rig). As a result of this decision, this equipment has been marketed for sale by third party business advisors. The various indications of value to date arising from the sale process have indicated that the carrying value of this equipment may exceed its fair value less estimated disposal costs by $150,000. Accordingly, the Company has recorded an impairment loss of $150,000 during the current period.

Discontinued Operations

During the second quarter of 2004, formal plans to dispose of the Company's Fishing and Bits Divisions were approved by the Board of Directors. Accordingly, the results of these operations have been accounted for on a discontinued basis and the related net assets classified as held for sale. In accordance with CICA Handbook Section 3475, the Company determined that the estimated net proceeds for each of these divisions were less than the net book value of the net assets and adjusted the carrying values accordingly. This resulted in write-downs of the net assets of each of the Fishing and Bits Division of $1.2 million and $16.7 million, respectively. Current and prior year's operating results, cash flows and balance sheet for these businesses are presented separately as discontinued operations in these interim consolidated financial statements.

On July 31, 2004, the Company sold all of the assets and liabilities of its Fishing Division for proceeds of $23.0 million, net of estimated costs to sell of $1.3 million. Under the terms of the agreement, $1.0 million is to remain in escrow for a period of six months after which time the funds will be released subject to certain conditions. The proceeds received at closing were used to repay the U.S. Refinancing Loan and the U.S. Term Loan with the remainder used to reduce Canadian bank indebtedness. As a result, the outstanding amounts under the U.S. Refinancing Loan and the U.S. Term Loan have been classified as current as at June 30, 2004.

Income Taxes

The effective income tax rate of the Company has remained relatively consistent on both a year-over-year (33% in 2004 vs. 35% in 2003) and quarter-over-quarter basis (35% in 2004 vs. 33% in 2003). As a result of the loss position of the Company, current income taxes are in a net recovery position on a year-to-date basis.

Net Loss and Loss per share

The Company recorded a loss from continuing operations of $4.5 million ($0.11/share) during the second quarter of 2004 compared to a loss of $25.7 million ($0.93/share) in 2003. Overall, the net loss for the second quarter of this year was $21.9 million ($0.52/share) compared to a net loss of $42.1 million ($1.53/share) in 2003. On a year-to-date basis, the Company recorded a loss from continuing operations of $6.2 million ($0.15/share) for 2004 compared to a loss from continuing operations of $27.5 million ($1.00/share) in the prior year. On a year-to-date basis, the net loss this year was $22.9 million ($0.54/share) compared to $43.3 million ($1.57/share) in 2003.

It should be noted that in both the second quarter and year-to-date results for 2003 the Company was impacted by a goodwill impairment charge of $19.3 million, which did not exist in the continuing operations of the current year.

The amount of the per share loss in 2004 was impacted by the significant increase in the weighted average number of common shares outstanding resulting from the significant number of shares issued in late 2003 in conjunction with the financial restructuring of the Company.

Goodwill Impairment

In conjunction with the requirements under CICA Handbook Section 3062 the Company is required to annually test its goodwill for impairment. Upon completion of its annual impairment test, the Company determined that there was no impairment of goodwill associated with continuing operations. The goodwill associated with discontinued operations, the Fishing and Bits Divisions, was included with the net assets of these divisions, which were written down to their fair value less estimated disposal costs.

Capital Resources, Liquidity and Share Capital

As at June 30, 2004, the Company had working capital of $34.5 million compared to $26.4 million at December 31, 2003. The increase in working capital primarily relates to the increase in current assets held for sale. As a result of the completion of the Fishing Division sale prior to the release of these financial results, GAAP requires that all assets and liabilities sold be classified as current. Accordingly, $21.4 million of capital assets and goodwill have been classified as current at June 30, 2004. Also, long-term debt (the US Refinancing Loan and the US Term Loan) repaid from the proceeds of the sale, of which the long-term portion was $10.9 million, has been classified as current. The net effect of this transaction resulted in an overall increase in working capital of $10.5 million.

After completion of the Fishing Division transaction, the Company's total long-term debt (including current portion) on a pro forma basis as at June 30, 2004 would have been $15.8 million. This compares to long-term debt of $35.5 million at December 31, 2003.

As a result of the new corporate structure of the Company and the new capital arising from the sale of the Fishing Division, it is management's intention to restructure its debt facilities with an appropriate mix of both operating and term debt. At this time, the Company has sufficient availability in its operating lines of credit to meet the ongoing obligations of the Company.

At August 16, 2004, the Company had 42.6 million common shares, 3.4 million stock options and 0.1 million warrants issued and outstanding, virtually unchanged from December 31, 2003.

Outlook

At the conclusion of the strategic process, which is expected to occur in the next few weeks, the Company plans to focus its attention on optimizing its remaining operations. To that end, it is expected that the final steps in restructuring these remaining operations will be completed during the third quarter and that any further major costs and charges will be recorded during that time frame. Therefore, with these restructuring related costs behind us, it is management's expectation that the Company's future net earnings, beginning with the fourth quarter of 2004, will start to portray a clearer picture of its financial performance.

The past year has been a very difficult one for NQL and its staff. Management and the Board would like to extend their thanks to the Company's employees for their continued hard work and loyalty during these difficult times. Management believes that the worst is now behind us and that NQL can look forward to a brighter future.

For those employees with the Fishing Division, who are about to begin a new chapter in their lives, we would like to express our thanks for their efforts in the past and to wish them well in their future endeavors.

Disclosure Regarding Forward – Looking Statements

Statements in this interim report relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings.

NQL Drilling Tools Inc. Consolidated Balance Sheet
(Unaudited)

(Thousands of Canadian dollars)

	June 30, 2004	December 31, 2003 *(restated – note 4)*
ASSETS		
CURRENT		
Cash	$2,825	$1,878
Accounts receivable	20,595	16,667
Income taxes recoverable	4,357	4,937
Inventory	19,708	21,260
Prepaid expenses	1,523	696
Current assets held for sale (note 4)	46,270	25,635
	95,278	71,073
Other assets	517	673
Future income taxes	11,519	9,314
Capital assets	62,207	64,327
Deferred charges	1,256	1,168
Goodwill	2,744	2,744
Long-term assets held for sale (note 4)	21,450	63,163
	$194,971	$212,462
LIABILITIES		
CURRENT		
Bank indebtedness	$18,676	$10,106
Accounts payable and accrued liabilities	10,472	12,608
Income taxes payable	868	662
Current portion of long-term debt (note 5)	22,807	11,602
Current liabilities held for sale (note 4)	7,989	9,721
	60,812	44,699
Long-term debt (note 5)	10,601	23,861
Future income taxes	915	1,786
Long-term liabilities held for sale (note 4)	1,393	3,257
	73,721	73,603
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	181,534	181,473
Contributed surplus (note 3)	3,885	-
Deficit (note 3)	(48,779)	(23,220)
Cumulative translation adjustment (note 7)	(15,390)	(19,394)
	121,250	138,859
	$194,971	$212,462

NQL Drilling Tools Inc.
Consolidated Statement of Operations
(Unaudited)

(Thousands of Canadian dollars, except share and per share data)	For the three months ended June 30, 2004	For the three months ended June 30, 2003 *(restated – note 4)*	For the six months ended June 30, 2004	For the six months ended June 30, 2003 *(restated – note 4)*
Revenue	$15,955	$10,917	$31,723	$27,160
Direct expenses	10,207	5,073	19,265	13,137
Gross Margin	5,748	5,844	12,458	14,023
Expenses				
General and administrative	4,611	7,685	9,999	13,512
Amortization	2,092	4,709	4,188	7,634
	6,703	12,394	14,187	21,146
Loss from continuing operations before undernoted	(955)	(6,550)	(1,729)	(7,123)
Interest expense	(792)	(2,773)	(1,534)	(4,628)
Stock based compensation (note 3)	(638)	-	(1,236)	-
Other expenses (note 8)	(4,200)	-	(4,200)	-
Foreign exchange loss	(317)	(238)	(659)	(914)
Loss from continuing operations before income taxes and goodwill impairment	(6,902)	(9,561)	(9,358)	(12,665)
Income tax (expense) recovery				
Current	(67)	1,740	133	1,667
Future	2,450	1,446	2,984	2,796
	2,383	3,186	3,117	4,463
Loss from continuing operations before goodwill impairment	(4,519)	(6,375)	(6,241)	(8,202)
Goodwill impairment	-	19,310	-	19,310
Loss from continuing operations	(4,519)	(25,685)	(6,241)	(27,512)
Loss from discontinued operations, net of income taxes (note 4)	(17,430)	(16,427)	(16,654)	(15,831)
Net loss	$(21,949)	$(42,112)	$(22,895)	$(43,343)
Loss per common share				
Loss per common share from continuing operations				
Basic and diluted	$(0.11)	$(0.93)	$(0.15)	$(1.00)
Loss per common share – net				
Basic and diluted	$(0.52)	$(1.53)	$(0.54)	$(1.57)
Weighted average common shares outstanding – basic	42,615,844	27,549,103	42,613,454	27,548,490
Weighted average common shares outstanding – diluted	42,615,844	27,671,108	42,613,454	27,670,495

NQL Drilling Tools Inc.
Consolidated Statement of Deficit
(Unaudited)

(Thousands of Canadian dollars)	For the three months ended June 30, 2004	For the three months ended June 30, 2003	For the six months ended June 30, 2004	For the six months ended June 30, 2003
(Deficit) retained earnings, beginning of period	$ (26,830)	$ 34,678	$ (23,220)	$ 35,909
Change in accounting policy (note 3)	-	-	(2,664)	-
(Deficit) retained earnings, beginning of period, as restated	(26,830)	34,678	(25,884)	35,909
Net loss for the period	(21,949)	(42,112)	(22,895)	(43,343)
Deficit, end of period	$ (48,779)	$ (7,434)	$ (48,779)	$ (7,434)

NQL Drilling Tools Inc.
Consolidated Statement of Cash Flow
(Unaudited)

(Thousands of Canadian dollars)	For the three months ended June 30, 2004	For the three months ended June 30, 2003 *(restated – note 4)*	For the six months ended June 30, 2004	For the six months ended June 30, 2003 *(restated – note 4)*
Net inflow (outflow) of cash related to the following activities				
OPERATING ACTIVITIES				
Loss from continuing operations	$ (4,519)	$ (25,685)	$ (6,241)	$ (27,512)
Items not affecting cash				
Amortization	2,092	4,709	4,188	7,634
Amortization of deferred financing costs	40	240	66	461
Stock-based compensation (note 3)	638	-	1,236	-
Other expenses (note 8)	4,200	-	4,200	-
Future income taxes	(2,450)	(1,446)	(2,984)	(2,796)
Goodwill impairment	-	19,310	-	19,310
	1	(2,872)	465	(2,903)
Net change in operating working capital items from continuing operations	(125)	3,736	(1,895)	(257)
Cash (used in) provided by continuing operations	(124)	864	(1,430)	(3,160)
Cash provided by discontinued operations	297	5,860	986	15,120
Total cash provided by (used in) operating activities	173	6,724	(444)	11,960
FINANCING ACTIVITIES				
Bank indebtedness – net	3,538	(1,799)	8,570	(1,421)
Issuance of capital stock	-	-	45	87
Proceeds from long-term debt	50	16	34,890	736
Repayment of long-term debt	(2,882)	(1,546)	(37,337)	(2,757)
Cash provided by (used in) discontinued operations	18	(2,729)	(2,878)	(3,602)
Cash provided by (used in) financing activities	724	(6,058)	3,290	(6,957)
INVESTING ACTIVITIES				
Other assets	289	26	260	68
Deferred charges	(11)	5	(481)	(243)
Purchase of capital assets	(408)	(2,176)	(1,285)	(6,184)
Cash (used in) provided by discontinued operations	(25)	1,442	(393)	1,000
Cash used in investing activities	(155)	(703)	(1,899)	(5,359)
Increase (decrease) in cash	742	(37)	947	(356)
Cash, beginning of period	2,083	821	1,878	1,140
Cash, end of period	$ 2,825	$ 784	$ 2,825	$ 784
Supplementary disclosure of cash flow information				
Interest paid	$ 787	$ 2,230	$ 1,706	$ 4,388
Income taxes received	$ 235	$ 1,862	$ 622	$ 1,444

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

1. Basis of Presentation

These interim consolidated financial statements of NQL Drilling Tools Inc. ("the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim consolidated financial statements follow the same accounting policies and methods as the December 31, 2003 consolidated financial statements, except as disclosed in note 3. These interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and related notes thereto for the year ended December 31, 2003.

2. Continuation of the Business

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has experienced adverse conditions and events, which cast doubt upon the validity of this assumption.

During fiscal 2003, the Company took several steps to improve its liquidity and working capital position and restore its financial stability. These steps included closing a $10,000 liquidity loan (fully repaid January 29, 2004) with a significant shareholder of the Company, a private placement issuance of 7.9 million common shares for net proceeds of $23,706 and a rights offering for 7.1 million common shares for net proceeds of $21,522.

In January 2004, the Company completed a $55,000 debt refinancing package with HSBC Bank Canada ($35,000) and HSBC Bank USA (U.S. $15,000). This new debt refinancing package was used to retire certain debt facilities existing at December 31, 2003 as described in Note 5.

On July 31, 2004, the Company completed a sale of its Fishing Division for proceeds of $23,000 (net of estimated costs to sell of $1,300) as described in Note 4. These proceeds were used to repay the debt outstanding with HSBC Bank USA and to reduce bank indebtedness as described in Note 5.

Management believes the proceeds from the sale of its Fishing Division and the financings described above have restored the financial stability of the Company. However, the validity of the going concern assumption is dependent upon the Company's ability to restore and maintain profitable operations.

If the going concern were not appropriate for these interim consolidated financial statements, then the adjustments would be necessary in the carrying values of assets and liabilities, the reported net loss and the balance sheet classifications used.

3. Change in accounting policy

Stock-based compensation

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options is calculated at the date of grant and that value is recorded in the financial statements over the vesting period of those grants. The Company has retroactively applied this standard, without restatement of prior periods. Accordingly, on January 1, 2004, the deficit was increased by $2,664, contributed surplus was increased by $2,645 and capital stock was increased by $19 to account for the stock option expense that would have been charged to earnings in 2002 and 2003 with respect to all options granted since January 1, 2002. For the three and six months ended June 30, 2004, the compensation expense related to stock options was $638 and $1,236, respectively.

If the Company had expensed the fair value of options in the prior period, the net loss and loss per share would have been increased to the pro forma amounts indicated below:

	For the three months ended June 30, 2003	For the six months ended June 30, 2003
Net loss applicable to common shareholders, as reported	$ 42,112	$ 43,343
Pro forma net loss applicable to common shareholders	42,120	43,637
Net loss per common share, as reported - basic and diluted	(1.53)	(1.57)
Pro forma net loss per common share - basic and diluted	(1.53)	(1.58)

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

3. **Change in accounting policy** (continued)

The fair value of each option grant by the Company was estimated using the Black-Scholes option-pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 4.14% (2003 – 4.35%), an average life of five years, and a volatility of 57.36% (2003 – 52.66%). The amounts computed, according to the Black-Scholes pricing model, may not be indicative of the actual values realized upon the exercise of these options by the holders.

Discontinued operations

Effective January 1, 2003, the Company adopted on a prospective basis new CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations". Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of. Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where the carrying value exceeds fair value and gains are recognized at the time of sale.

The results of discontinued operations are reported separately, including gains or losses related to the disposal of related long-lived assets held for sale or disposal. Future costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred.

4. **Discontinued operations and assets held for sale**

Discontinued operations

(1) On February 5, 2004, the Company sold substantially all of the assets and liabilities related to Ackerman International Corp. for total proceeds of U.S. $1,425. The effective date of the sale was January 1, 2004. Accordingly, the results of these operations have been accounted for on a discontinued basis and the related net assets classified as held for sale. In accordance with CICA Handbook Section 3475, the Company determined that the net proceeds were less than the net book value of the net assets sold as at December 31, 2003 and adjusted the carrying values accordingly. As such, there was no gain or loss recorded on the sale during the first quarter of 2004. Current and prior year's operating results, cash flows and balance sheet for this business are presented separately as discontinued operations in these interim consolidated financial statements.

(2) On December 19, 2003, a formal plan to dispose of the Company's Bolivian operations was approved by the Board of Directors. The assets of these operations are available for immediate sale and are actively being marketed. It is expected that a sale will occur within one year. At December 31, 2003, the Company determined that the net book value of the Bolivian net assets were greater than the estimated net proceeds from sale and adjusted the carrying values accordingly. The results of operations have been accounted for on a discontinued basis and the related net assets classified as held for sale. Current and prior year's operating results, cash flows and balance sheet for these operations are presented separately as discontinued operations in these interim consolidated financial statements.

(3) During the second quarter of 2004, a formal plan to dispose of the Company's Fishing Division was approved by the Board of Directors. On July 31, 2004, the Company sold all of the assets and liabilities of its Fishing Division for proceeds of $23,000, net of estimated costs to sell of $1,300. Under the terms of the agreement, $1,000 is to remain in escrow for a period of six months after which time the funds will be released subject to certain conditions. The proceeds received at closing were used to repay the U.S. Refinancing Loan and the U.S. Term Loan with the remainder used to reduce bank indebtedness. Accordingly, the results of these operations have been accounted for on a discontinued basis and the related net assets classified as held for sale. In accordance with CICA Handbook Section 3475, the Company determined that the estimated net proceeds were less than the net book value of the net assets sold as at June 30, 2004 and adjusted the carrying values accordingly. Current and prior year's operating results, cash flows and balance sheet for this business are presented separately as discontinued operations in these interim consolidated financial statements. As this transaction closed prior to the release of the June 30, 2004 interim consolidated financial statements, the assets and liabilities held for sale have been classified as current.

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

4. Discontinued operations and assets held for sale (continued)

(4) During the second quarter of 2004, a formal plan to dispose of the Company's Bits Division was approved by the Board of Directors. The assets of this division are available for immediate sale and are actively being marketed. It is expected that a sale will occur within one year. At June 30, 2004, the Company determined that the net book value of the net assets of this division were greater than the estimated net proceeds from sale and adjusted the carrying values accordingly. The results of operations have been accounted for on a discontinued basis and the related net assets classified as held for sale. Current and prior year's operating results, cash flows and balance sheet for these operations are presented separately as discontinued operations in these interim consolidated financial statements.

As a result of the discontinued operations treatment of the Fishing and Bits Divisions, the comparative figures for 2003 have been reclassified accordingly.

Assets held for Sale

In April 2004, the Company sold its 20% investment in RTI, LLC. and related RTI assets for total proceeds of U.S. $600. RTI was an entity that had developed proprietary technology related to certain casing exiting systems. At December 31, 2003, these assets were written down to fair value net of estimated disposition costs. For reporting purposes, these assets have been presented separately as current assets held for sale.

On December 19, 2003, the Board of Directors of the Company approved formal plans to dispose of the Company's EM MWD wireless guidance assets and related technology, and certain of the Company's research and development equipment (test rig). These assets are available for immediate sale and are actively being marketed. It is expected that a sale will occur within one year. At December 31, 2003, these assets were written down to their estimated fair value, net of disposition costs. For reporting purposes, these assets have been presented separately as assets held for sale.

Amounts included in the consolidated balance sheets relating to discontinued operations and the assets held for sale are as follows:

	June 30, 2004				
	Ackerman	Bolivia	Fishing	Bits	Total
Current assets held for sale					
Discontinued operations					
Cash	$ -	$ 171	$ -	$ -	$ 171
Accounts receivable	-	225	3,673	6,858	$ 10,756
Inventory	-	690	2,092	8,627	$ 11,409
Prepaids	-	80	56	171	$ 307
Capital assets	-	-	11,723	-	$ 11,723
Goodwill	-	-	9,689	-	$ 9,689
	-	**1,166**	**27,233**	**15,656**	**44,055**
Assets held for sale					
EM inventory					2,215
Current assets held for sale					**$ 46,270**
Long-term assets held for sale					
Discontinued operations					
Capital assets	$ -	$ 1,985	$ -	$ 2,765	$ 4,750
Goodwill	-	-	-	4,859	4,859
Deferred charges	-	-	-	3,951	3,951
	-	**1,985**	-	**11,575**	**13,560**
Assets held for sale					
Capital assets - EM					6,857
Deferred charges - EM					383
Research and development equipment (test rig)					650
					7,890
Long-term assets held for sale					**$ 21,450**

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

4. Discontinued operations and assets held for sale (continued)

	June 30, 2004				
	Ackerman	Bolivia	Fishing	Bits	Total
Current liabilities held for sale					
Discontinued operations					
Accounts payable and accrued liabilities	$ -	$ 222	$ 1,843	$ 3,559	$ 5,624
Future income taxes	-	-	2,365	-	$ 2,365
	$ -	**$ 222**	**$ 4,208**	**$ 3,559**	**$ 7,989**
Long-term liabilities held for sale					
Discontinued operations					
Long-term debt	$ -	$ 72	$ -	$ -	$ 72
Future income taxes	-	-	-	1,321	1,321
	$ -	**$ 72**	**$ -**	**$ 1,321**	**$ 1,393**

	December 31, 2003				
	Ackerman	Bolivia	Fishing	Bits	Total
Current assets held for sale					
Discontinued operations					
Cash	$ 454	$ 153	$ -	$ -	$ 607
Accounts receivable	666	232	4,708	5,236	$ 10,842
Inventory	462	748	1,840	7,663	$ 10,713
Prepaids	5	36	50	135	$ 226
Capital assets	421	-	-	-	$ 421
	2,008	**1,169**	**6,598**	**13,034**	**22,809**
Assets held for sale					
EM inventory					2,114
RTI inventory					425
Other assets					287
Current assets held for sale					**$ 25,635**
Long-term assets held for sale					
Discontinued operations					
Capital assets	$ -	$ 1,857	$ 12,298	$ 2,930	$ 17,085
Goodwill	-	-	10,888	20,757	31,645
Deferred charges	-	-	-	4,055	4,055
	-	**1,857**	**23,186**	**27,742**	**52,785**
Assets held for sale					
Capital assets - EM					9,216
Deferred charges - EM					362
Research and development equipment (test rig)					800
					10,378
Long-term assets held for sale					**$ 63,163**

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

4. Discontinued operations and assets held for sale (continued)

	December 31, 2003				
	Ackerman	Bolivia	Fishing	Bits	Total
Current liabilities held for sale					
Discontinued operations					
Accounts payable and accrued liabilities	$ 219	$ 112	$ 2,328	$ 4,158	$ 6,817
Bank indebtedness	431	-	-	2,473	$ 2,904
	$ 650	**$ 112**	**$ 2,328**	**$ 6,631**	**$ 9,721**
Long-term liabilities held for sale					
Discontinued operations					
Long-term debt	$ -	$ 47	$ -	$ -	$ 47
Future income taxes	-	-	1,743	1,467	3,210
	$ -	**$ 47**	**$ 1,743**	**$ 1,467**	**$ 3,257**

Results of discontinued operations are as follows:

	For the three months ended June 30, 2004					For the three months ended June 30, 2003				
	Ackerman	Bolivia	Fishing	Bits	Total	Ackerman	Bolivia	Fishing	Bits	Total
Revenue	**$ -**	**$ 383**	**$ 5,010**	**$ 5,666**	**$ 11,059**	$ 3,510	$ 392	$ 3,380	$ 6,740	$ 14,022
Income (loss) before goodwill impairment (net of income taxes)	-	23	212	235	470	(462)	560	(162)	376	312
Goodwill impairment	-	-	-	-	-	(4,039)	-	-	(12,700)	(16,739)
Write-down of discontinued operations to fair value, less cost to sell (net of income taxes)	-	-	(1,200)	(16,700)	(17,900)	-	-	-	-	-
Income (loss) from discontinued operations	**$ -**	**$ 23**	**$ (988)**	**$ (16,465)**	**$ (17,430)**	$ (4,501)	$ 560	$ (162)	$ (12,324)	$ (16,427)

	For the six months ended June 30, 2004					For the six months ended June 30, 2003				
	Ackerman	Bolivia	Fishing	Bits	Total	Ackerman	Bolivia	Fishing	Bits	Total
Revenue	**$ -**	**$ 746**	**$ 11,470**	**$ 10,807**	**$ 23,023**	$ 5,391	$ 767	$ 9,283	$ 14,352	$ 29,793
Income (loss) before goodwill impairment (net of income taxes)	-	90	1,138	18	1,246	(374)	228	505	549	908
Goodwill impairment	-	-	-	-	-	(4,039)	-	-	(12,700)	(16,739)
Write-down of discontinued operations to fair value, less cost to sell (net of income taxes)	-	-	(1,200)	(16,700)	(17,900)	-	-	-	-	-
Income (loss) from discontinued operations	**$ -**	**$ 90**	**$ (62)**	**$ (16,682)**	**$ (16,654)**	$ (4,413)	$ 228	$ 505	$ (12,151)	$ (15,831)

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

5. Long-term debt

	June 30, 2004	December 31, 2003
Canadian term loan, payable in quarterly principal payments of $1,250 beginning April 30, 2004 and due January 31, 2007, bearing interest at prime plus 1.25% and secured by a general security agreement providing first charge on all assets of the Company and its Canadian and U.S. subsidiaries	$ 13,750	$ -
U.S. refinancing loan, repaid August 4, 2004	9,249	-
U.S. term loan, repaid August 4, 2004	8,341	-
Mortgage, payable in monthly payments of U.S. $13 beginning April 30, 2003, matures on February 29, 2008, bearing interest at 6.5%, and secured by a first charge on the subject real estate	1,457	1,461
Instalment sale agreement, payable in monthly payments of U.S. $4, maturing on July 31, 2011, bearing interest at 5%, and secured by the subject real estate	340	346
Vehicle loans and leases payable, interest rates varying from nil to 15%, due on dates ranging from January 2004 to February 2006, and secured by specific assets	65	93
Capital loan, repaid January 29, 2004	-	12,000
Bank indebtedness, repaid January 29, 2004	-	11,552
Liquidity Note, repaid in January 29, 2004	-	6,000
Bridge Loan, repaid January 29, 2004	-	3,426
Promissory note, repaid June 2004	-	371
Other	206	214
	33,408	35,463
Less current portion	22,807	11,602
	$ 10,601	$ 23,861

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

5. Long-term debt (continued)

On January 29, 2004, the Company completed a debt refinancing package with HSBC Bank Canada and HSBC Bank USA. Under the terms of this new agreement, HSBC Bank Canada provided a $15,000 term loan ("Canadian Term Loan") and a $20,000 (maximum limit) operating loan and HSBC Bank USA provided a U.S. $7,500 refinancing loan ("U.S. Refinancing Loan") and a U.S. $7,500 term loan ("U.S. Term Loan").

The proceeds of the January 29, 2004 long-term financings were used to repay the capital loan ($12,000), the liquidity note ($6,000), the bridge loan ($3,426), and bank indebtedness ($11,552).

In February 2004, the Company repaid U.S. $1,000 of the U.S. Term Loan from the proceeds of the Ackerman International sale. In April 2004, the Company repaid U.S. $300 of the U.S. Term Loan from the proceeds of the RTI sale. In August 2004, the Company repaid in full the U.S. Refinancing Loan and the U.S. Term Loan from the proceeds of the sale of its Fishing Division, as such the entire balance of these loans have been classified as current as at June 30, 2004 (Note 4).

6. Capital stock

	For the three months ended June 30, 2004		For the six months ended June 30, 2004	
Issued	Number	Amount	Number	Amount
Common Shares				
Class A common shares				
Balance at beginning of period	42,615,844	$ 180,729	42,600,844	$ 180,665
Change in accounting policy (note 3)	-	-	-	19
Stock options exercised	-	-	15,000	45
Balance at June 30, 2004	**42,615,844**	**180,729**	**42,615,844**	**180,729**
Warrants				
Balance at beginning of period	143,686	808	179,535	808
Cancelled or expired	(6,000)	(3)	(41,849)	(3)
Balance at the June 30, 2004	**137,686**	**805**	**137,686**	**805**
		$ 181,534		**$ 181,534**

	For the three months ended June 30, 2004		For the six months ended June 30, 2004	
	Number	Weighted Average Exercise price	Number	Weighted Average Exercise price
Options				
Outstanding at beginning of period	3,420,665	$ 4.00	3,471,165	$ 4.00
Cancelled or expired	(49,500)	6.08	(85,000)	5.12
Exercised	-	-	(15,000)	3.00
Outstanding at June 30, 2004	**3,371,165**	**$ 3.97**	**3,371,165**	**$ 3.97**

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

7. Cumulative Translation Adjustment

The cumulative translation adjustment represents the net unrealized foreign currency translation loss on the Company's net investment in self-sustaining foreign operations.

	For the three months ended June 30, 2004	For the six months ended June 30, 2004
Balance at beginning of period	$ 18,323	$ 19,394
Unrealized gain for the period on translation of net investment	2,933	4,004
Balance at June 30, 2004	**$ 15,390**	**$ 15,390**

The change in cumulative translation adjustment is primarily related to the change in the rate of exchange between the Canadian dollar and the U.S. dollar, and the effect this change has on the assets and liabilities of the Company's self-sustaining foreign subsidiaries.

8. Other expenses

	For the three months ended June 30, 2004	For the six months ended June 30, 2004
Write-down of EM assets (1)	$ 2,900	$ 2,900
Write-down of capital assets in Mexico (2)	1,150	1,150
Write-down of research and development equipment (test rig) (3)	150	150
	$ 4,200	**$ 4,200**

(1) On December 19, 2003, the Board of Directors of the Company approved a formal plan to dispose of the Company's EM-MWD wireless guidance assets and related technology (EM). As a result of this decision, this equipment has been marketed for sale by third party business advisors. The various indications of value to date arising from the sale process have indicated that the carrying value of these assets may exceed their fair value less estimated disposal costs by $2,900. Accordingly, the Company has recorded an impairment loss of $2,900 during the current period.

(2) Subsequent to June 30, 2004, the Company's Mexican operations were significantly impacted by the loss of a contract with its major customer. As a result of this event, management has evaluated the capital assets used in its Mexican operations and has determined that the carrying value of these assets is impaired. Management estimates that the carrying value of these capital assets exceeds the estimated future cash flows by $1,150. Accordingly, the Company has recorded an impairment loss of $1,150 during the current period. These capital assets are included as part of the Tools segment.

(3) On December 19, 2003, the Board of Directors of the Company approved a formal plan to dispose of certain research and development equipment (test rig). As result of this decision, this equipment has been marketed for sale by third party business advisors. The various indications of value to date arising from the sale process have indicated that the carrying value of this equipment may exceed its fair value less estimated disposal costs by $150. Accordingly, the Company has recorded an impairment loss of $150 during the current period.

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

9. Guarantees

Effective for the year ended December 31, 2003, the Company adopted the new CICA Accounting Guideline 14, Disclosure of Guarantees, which recommends companies disclose the nature, amount and terms of obligations under guarantee or indemnification in the event of an adverse judgment in a lawsuit.

The Company has agreements in place to indemnify its Directors and Officers for certain events or occurrences while the Director or Officer is or was serving at the Company's request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company has Director and Officer liability insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts paid.

In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon contract. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company's financial position or operating results.

10. Segmented Information

As a result of the decision to dispose of the Company's Bits and Fishing Divisions, resulting in discontinued operations treatment of these segments, segmented information is now presented for only the Tools and corporate segments. Discontinued operations are presented separately in Note 4.

The Tools Segment operates in Canada, the United States and several international locations. The Segment designs, manufactures, services and sells downhole drilling motors, EM MWD wireless guidance systems, drilling jars, shock subs, and a number of other downhole tools and services.

The Corporate Segment provides support to operations and includes such costs as senior management salaries, insurance, financing costs, professional and legal fees, IT support, human resource support and other public company related expenses.

For the three months ended June 30, 2004	Tools	Corporate	Consolidated
Revenue	$15,955	---	$15,955
Divisional income (loss)	$50	($1,005)	($955)
Total assets [(1)]	$115,365	$11,886	$127,251
Goodwill	$2,744	---	$2,744
Capital expenditures	$408	---	$408

For the three months ended June 30, 2003	Tools	Corporate	Consolidated
Revenue	$10,917	---	$10,917
Divisional loss	($3,949)	($2,601)	($6,550)
Total assets [(1)]	$115,363	$8,301	$123,664
Goodwill	$2,744	---	$2,744
Capital expenditures	$2,176	---	$2,176

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

10. Segmented Information (continued)

For the six months ended June 30, 2004	Tools	Corporate	Consolidated
Revenue	$31,723	---	$31,723
Divisional income (loss)	$219	($1,948)	($1,729)
Total assets (1)	$115,365	$11,886	$127,251
Goodwill	$2,744	---	$2,744
Capital expenditures	$1,285	---	$1,285

For the six months ended June 30, 2003	Tools	Corporate	Consolidated
Revenue	$27,160	---	$27,160
Divisional loss	($3,694)	($3,429)	($7,123)
Total assets (1)	$115,363	$8,301	$123,664
Goodwill	$2,744	---	$2,744
Capital expenditures	$6,184	---	$6,184

(1) Total assets exclude current and long-term assets held for sale

The Company operates in the following geographical segments. Revenue is attributed to these geographical segments based on the country from which the product or service originates.

	For the three months ended June 30, 2004	For the three months ended June 30, 2003	For the six months ended June 30, 2004	For the six months ended June 30, 2003
Revenue				
Canada	$2,881	$1,862	$7,718	$8,554
United States	8,497	5,611	15,672	11,781
International	4,577	3,444	8,333	6,825
	$15,955	$10,917	$31,723	$27,160
Capital assets				
Canada	$23,175	$28,686	$23,175	$28,686
United States	25,144	25,285	25,144	25,285
International	13,888	16,873	13,888	16,873
	$62,207	$70,844	$62,207	$70,844
Goodwill				
Canada	$2,744	$2,744	$2,744	$2,744

11. Comparative Figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

Form 52 – 109FT2 – Certification of Interim Filings during Transition Period

I, Kevin L. Nugent, Senior Vice President Finance, Chief Financial Officer and Corporate Secretary, NQL Drilling Tools Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Drilling Tools Inc. (the "issuer") for the interim period ended June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 16, 2004

/s/ Kevin L. Nugent
Kevin L. Nugent
Senior Vice President Finance, Chief Financial Officer and Corporate Secretary

Form 52 – 109FT2 – Certification of Interim Filings during Transition Period

I, Kevin L. Nugent, Acting President and Chief Executive Officer, NQL Drilling Tools Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Drilling Tools Inc. (the "issuer") for the interim period ended June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 16, 2004

/s/ Kevin L. Nugent
Kevin L. Nugent
Acting President and Chief Executive Officer

NQL
DRILLING TOOLS inc.

1507 – 4 Street, Nisku, Alberta, Canada T9E 7M9
Tel: (780) 955-8828 Fax: (780) 55-3309
e-mail: investor.info@nql.com
website: http://www.nql.com

August 16, 2004

The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission
The Quebec Securities Commission
The Manitoba Securities Commission
The Nova Scotia Securities Commission

Dear Sirs:

Please accept this letter as written confirmation that NQL Drilling Tools Inc.'s second quarter report for the three months ended June 30, 2004 has been distributed to all parties listed on the supplemental mailing list. The date of mailing was August 16, 2004.

Sincerely,

"signed by"

Susan Foote
Assistant Corporate Secretary